Exhibit 4.2

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY SECURITIES LAW OF ANY STATE OF THE UNITED STATES OF AMERICA AND, ACCORDINGLY, MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933 AND ANY APPLICABLE STATE LAW, UNLESS PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER OR IN A TRANSACTION NOT SUBJECT TO REGISTRATION THEREUNDER.

$369,350,000.00	December 7, 2006

FOR VALUE RECEIVED, the undersigned, INTERNATIONAL PAPER COMPANY, a New York corporation (the “Issuer”), hereby promises to pay Hickory Forests LLC, a Delaware limited liability company (“Payee” or “Hickory”), or its registered assigns (the Payee and each such assignee is referred to herein as the “Holder”), the principal amount of three hundred sixty-nine million three hundred fifty thousand AND 00/100 DOLLARS ($369,350,000.00) plus accrued interest from the date of this Promissory Note, in lawful money of the United States of America, at the place for payment provided for herein on the terms and conditions set forth below.

SECTION 1

DEFINITIONS AND OTHER

PROVISIONS OF GENERAL APPLICATION

1.1 Definitions. For all purposes of this Promissory Note, except as otherwise expressly provided or unless the context otherwise requires:

(1) capitalized terms used in this Promissory Note and not otherwise defined shall have the meanings assigned to them in this Section and include the plural as well as the singular;

(2) the words “hereof” and “hereunder” and other words of similar import refer to this Promissory Note as a whole and not to any particular Article, Section or other subdivision;

(3) the word “including” is not limiting;

(4) references in this Promissory Note to any agreement, document or law “as amended” or “as amended from time to time” or to “amendments” of any agreement, document or law shall include any amendments, supplements, replacements, renewals or other modifications from time to time; and

(5) references in this Promissory Note to any law include regulations promulgated thereunder from time to time.

“Agreement” has the meaning specified in Section 2.1.

“Base Rate” means, for any day, a rate per annum equal to the higher of (a) the Prime Rate in effect on such day and (b) the Federal Funds Effective Rate for such day plus  1/2 of 1%.

“Business Day” means any day except (i) a Saturday, Sunday or other day on which commercial banks in New York City are required or authorized by law to close, and (ii) on which commercial banks are not open for international business (including dealings in dollar deposits) in London.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Default” means any event or condition which constitutes an Event of Default or which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default, including without limitation, any default or “Event of Default” under the Reference Revolver.

“Event of Default” has the meaning specified in Section 3.1.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Taxes” has the meaning specified in Section 2.4.

“Federal Funds Effective Rate” means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by Rabobank from three Federal funds brokers of recognized standing selected by it.

“Foreign Holder” means any Holder that is organized under the laws of a jurisdiction other than that in which Issuer is located. For purposes of this definition, the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

“GAAP” means United States generally accepted accounting principles consistently applied.

“Governmental Approval” means an authorization, consent, approval, permit, license, registration or filing with any Governmental Authority.

“Governmental Authority”, with respect to any Person, means any nation, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of the United States, any state of the United States or any political subdivision thereof, and any tribunal or arbitrator(s) of competent jurisdiction, and in each case, having jurisdiction or authority over such Person.

“Gross-Up Amount” has the meaning specified in Section 2.4.

“Institutional Investor” means (a) any Holder holding more than 5% of the aggregate principal amount of the Notes then outstanding and (b) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form.

“Interest Period” means the period commencing on the date this Promissory Note is issued and ending on March 12, 2007 (the “Initial Interest Period”) and thereafter, each period commencing on the last day of the next preceding Interest Period and ending on the next to occur of March 12 or September 12. If any Interest Period would otherwise end after the maturity date, such Interest Period shall end on the maturity date.

“LIBOR” means, (i) 5.35% per annum for the initial Interest Period, and (ii) for any subsequent Interest Period:

(a) an interest rate per annum appearing on page BBAM on the Bloomberg Terminal (“Page BBAM”) (or any other page that may replace such page from time to time for the purpose of displaying offered rates of leading banks for London interbank deposits in United States dollars) at approximately 11:00 a.m. (London time) on the day that is two London Business Days prior to the commencement of such Interest Period for United States dollar deposits having a tenor equal to the duration of such Interest Period;

(b) if a rate is not available under paragraph (a) above, the rate per annum determined by Rabobank to be the arithmetic mean (rounded, if necessary, to the nearest fifth decimal place (with 5’s being rounded up)) of the respective rates of interest communicated by each of the Reference Banks to Rabobank as the rates at which such Reference Banks would offer a United States dollar deposit having a tenor equal to the duration of such Interest Period and an amount equal to US$100 million to prime banks in the London interbank market at approximately 11:00 a.m. (London time) on the day that is two London Business Days prior to the commencement of such Interest Period; provided, however, that if less than all Reference Banks provide such rate quotations, then Rabobank shall determine the above-mentioned arithmetic mean based on the rates quoted by those Reference Banks that provide such a quotation, and if only one Reference Bank provides such a rate quotation, then Rabobank shall use such sole Reference Bank’s quoted rate;

(c) if a rate cannot be determined pursuant to the foregoing provisions, LIBOR for such Interest Period shall be the rate per annum determined by Rabobank to be the arithmetic mean (rounded, if necessary, to the nearest fifth decimal place (with 5’s being rounded up)) of the respective rates of interest communicated by each of the Reference Banks to Rabobank as the rates at which such Reference Bank would offer a United States dollar deposit having a tenor equal to the duration of such Interest Period and an amount equal to US$100 million to prime banks in the New York interbank market at approximately 11:00 a.m. (New York City time) on the first day of such Interest Period; provided, however, that if less than all Reference Banks provide such rate quotations, then Rabobank shall determine the above-mentioned arithmetic mean based on the rates quoted by those Reference Banks that provide such a quotation, and if only one Reference Bank provides such a rate quotation then Rabobank shall use such sole Reference Bank’s quoted rate; or

(d) if a rate cannot be determined pursuant to the foregoing provisions, LIBOR for such Interest Period shall be equal to the Federal Funds Effective Rate for each day during such Interest Period.

“London Business Day” means any day on which trading by and between banks in United States Dollar deposits in the London interbank market occurs.

“Material Subsidiary” has the meaning specified in the Reference Revolver.

“Margin Stock” means margin stock within the meaning of Regulations U.

“Notes” has the meaning specified in Section 2.1.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Prime Rate” means the rate of interest per annum quoted by Rabobank as its base rate in effect at its principal office in New York City, each change in the Prime Rate to be effective from and including the date such change is publicly announced as being effective.

“Rabobank” means Cooperatieve Centrale Raiffeisen Boerenleenbank, B.A. “Rabobank Nederland”, New York Branch.

“Reference Banks” means Rabobank and any two of the following banks selected by Rabobank, ABN AMRO Bank N.V., Dexia Credit Local, New York Branch, Royal Bank of Scotland plc, and Société Générale and “Reference Bank” means any of them.

“Reference Revolver” means the 5-Year Credit Agreement dated as of March 31, 2006 among Issuer, the Lenders party thereto, Citibank, N.A., as syndication agent, Banc of America Securities LLC, BNP Paribas and Deutsche Bank Securities Inc., as documentation agents, J.P. Morgan Securities Inc. and Citigroup Global Markets, Inc., as lead arrangers and joint bookrunners, and JPMorgan Chase Bank, N. A., as administrative agent.

“Securities Act” means the Securities Act of 1933, as amended.

“Solvent” means, as to any Person, that, as of any date of determination, (i) the amount of the “present fair saleable value” of the assets of such Person shall, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise”, as of such date, as such terms are determined in accordance with applicable federal and state laws governing determinations of the insolvency of debtors, (ii) the present fair saleable value of the assets of such Person shall, as of such date, be greater than the amount that will be required to pay the liability of such Person on its debts as such debts become absolute and matured, (iii) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business, and (iv) such Person shall be able to pay its debts as they mature. For purposes of this definition, (a) “debt” means liability on a “claim”, and (b) “claim” means any (A) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (B) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured.

“Taxes” has the meaning specified in Section 2.4.

SECTION 2

PAYMENTS OF PRINCIPAL, PREMIUM AND INTEREST

2.1 Payment of Principal. Except as otherwise provided herein, Issuer agrees to pay the principal amount of this Promissory Note in full on December 7, 2016. This Promissory Note is one of the promissory notes in the aggregate principal amount not to exceed $369,350,000 (the “Notes”) issued by Issuer pursuant to the Agreement for Purchase and Sale of IP Debt Securities dated as of December 7, 2006 (the “Agreement”), between the Issuer and Sustainable Forests LLC (the “Buyer”), pursuant to which Issuer sold the Notes to the Buyer.

2.2 Payment of Interest.

(a) General. Interest shall accrue on the unpaid principal amount of this Promissory Note from the date of this Promissory Note to maturity (whether by acceleration, notice of prepayment or otherwise) at the rate per annum equal to LIBOR for each Interest Period plus 1.00% per annum and shall be payable on the last day of each Interest Period.

(b) Default Interest. Upon the occurrence and during the continuance of any Event of Default, interest shall accrue and be payable by Issuer on the unpaid principal amount hereof, together with any and all past due interest and other past due amounts due hereunder, at the then applicable rate plus an additional 2% per annum until the end of the then-current Interest Period and thereafter at the Base Rate plus 2.00% per annum, which interest shall be payable on demand by the Holder.

(c) Interest Rate Not Ascertainable. In the event that the Holder shall have determined (which determination shall be made in good faith and, absent manifest error, shall be final, conclusive and binding upon all parties) that on any date for determining LIBOR, by reason of any changes arising after the date of this Promissory Note affecting the London interbank market or the Holder’s position in such markets, adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided for in the definition of LIBOR, then the Holder shall forthwith give notice (by telephone confirmed in writing) to Issuer of such determination and a summary of the basis for such determination. Upon the giving of such notice to Issuer and until the Holder notifies Issuer that the circumstances giving rise to the suspension described herein no longer exist, (i) the right of Issuer to have this Promissory Note bear interest at LIBOR shall be suspended, and (ii) interest shall, from and after the last day of the then-current Interest Period, accrue at the Base Rate plus an additional 0.50% per annum.

(d) Illegality. In the event that the Holder shall have determined (which determination shall be made in good faith and, absent manifest error, shall be final, conclusive and binding upon all parties) at any time that the funding of this Promissory Note based on LIBOR has become unlawful by compliance by the Holder in good faith with any applicable law, governmental rule, regulation, guideline or order (whether or not having the force of law and whether or not failure to comply therewith would be unlawful), then, in any such event, the Holder shall give prompt notice (by telephone confirmed in writing) to Issuer of such determination and a summary of the basis for such determination. Upon the giving of such notice to Issuer and until the Holder notifies Issuer that the circumstances giving rise to the suspension described herein no longer exist, (i) the right of Issuer to have this Promissory Note bear interest at LIBOR shall be suspended, and (ii) interest shall instead accrue at the Base Rate plus an additional 0.50% per annum.

(e) Increased Costs. (i) If, by reason of (x) after the date of this Promissory Note, the introduction of or any change (including, without limitation, any change by way of imposition or increase of reserve requirements) in or in the interpretation of any law or regulation with respect to banks or financial institutions, or (y) the compliance with any guideline or request from any central bank or other Governmental Authority or quasi-Governmental Authority exercising control over banks or financial institutions generally (whether or not having the force of law):

(A) the Holder (or its lending office) shall be subject to any tax, duty or other charge with respect to this Promissory Note, or the basis of taxation of payments to the Holder of the principal of or interest on this Promissory Note shall have changed (except for changes in the tax on the overall net income of the Holder or its lending office imposed by the jurisdiction in which the Holder’s principal executive office or lending office is located); or

(B) any reserve (including, without limitation, any reserve imposed by the Board of Governors of the Federal Reserve System), special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, the Holder’s lending office shall be imposed or deemed applicable or any other condition affecting this Promissory Note shall be imposed on the Holder or its lending office or the London interbank market;

and as a result thereof there shall be any increase in the cost to the Holder of maintaining this Promissory Note at an interest rate based on LIBOR, or there shall be a reduction in the amount received or receivable by the Holder or its lending office, then Issuer shall from time to time (subject, in the case of certain Taxes, to the applicable provisions of Section 2.4(d)), upon written notice from and demand by the Holder on Issuer, pay to the Holder within five Business Days after the date of such notice and demand, additional amounts sufficient to indemnify the Holder against such increased cost. A certificate as to the amount of such increased cost, submitted to Issuer in good faith and accompanied by a statement prepared by the Holder describing in reasonable detail the basis for and calculation of such increased cost, shall, absent manifest error, be final, conclusive and binding for all purposes. Notwithstanding anything to the contrary set forth herein, the Holder shall not be entitled to payment of any such additional amounts attributable to any period prior to the 180th day before the date of delivery of such certificate by the Holder to Issuer, provided that, if the relevant change in law or regulation is retroactive, such 180-day period shall be extended to include the period of retroactive effect thereof.

(ii) If the Holder shall advise Issuer that at any time, because of the circumstances described in clauses (x) or (y) in subsection (i) above, LIBOR will not adequately and fairly reflect the cost to the Holder of funding this Promissory Note based upon LIBOR, then, in any such event, the Holder shall give prompt notice (by telephone confirmed in writing) to Issuer of such determination and a summary of the basis for such determination. Upon the giving of such notice to Issuer and until the Holder notifies Issuer that the circumstances giving rise to the suspension described herein no longer exist, (i) the right of Issuer to have this Promissory Note bear interest at LIBOR shall be suspended, and (ii) interest shall instead accrue at the Base Rate plus an additional 0.50% per annum.

(f) Funding Losses. Issuer shall compensate the Holder, upon its written request to Issuer (which request shall set forth the basis for requesting such amounts in reasonable detail and which request shall be made in good faith and, absent manifest error, shall be final, conclusive and binding upon all of the parties hereto), for all losses, expenses and liabilities (including, without limitation, any paid by the Holder to lenders of funds borrowed by it to purchase or hold this Promissory Note) to the extent not recovered by the Holder in connection with the re-employment of such funds, which the Holder may sustain: (i) if any repayment (including mandatory prepayments and any conversions to Base Rate pursuant to the foregoing clauses (c), (d) and (e)) of this Promissory Note occurs on a date which is not the last day of an Interest Period, or (ii) if for any reason, Issuer defaults in its obligation to repay this Promissory Note when required by the terms hereof (including without limitation pursuant to any notice of prepayment or repurchase). Notwithstanding anything to the contrary set forth herein, the Holder shall not be entitled to payment of any such additional amounts attributable to any period prior to the 180th day before the date of delivery of such certificate by the Holder to Issuer, provided that, if the relevant change in law or regulation is retroactive, such 180-day period shall be extended to include the period of retroactive effect thereof.

2.3 Optional Prepayments.

(a) Optional Prepayment. Issuer may prepay the principal amount of this Promissory Note, in whole or in part, at any time, in a minimum aggregate amount of $25,000,000 or integral multiples of $5,000,000 in excess thereof (or if the aggregate outstanding principal amount of this Promissory Note is less than $25,000,000 at such time, then such principal amount) together with interest on such principal amount then being prepaid accrued to the prepayment date and any amounts payable under Section 2.2(f), provided that such minimum amount shall not apply so long as the Holder is Hickory.

(b) [Reserved]

(c) Notice of Prepayment. Issuer will give irrevocable written notice of any optional prepayment of this Promissory Note to the Holder not less than three Business Days or more than 60 days before the date fixed for prepayment, specifying:

(i) such date;

(ii) the section of this Promissory Note under which the prepayment is to be made;

(iii) the principal amount of this Promissory Note to be prepaid on such date; and

(iv) the interest to be paid on this Promissory Note accrued to the date fixed for payment.

Notice of prepayment having been so given, the aggregate principal amount of this Promissory Note to be prepaid specified in such notice, together with accrued interest thereon, shall become due and payable on the specified prepayment date.

2.4 Terms of Payment.

(a) All payments under this Promissory Note shall be made without defense, set-off or counterclaim to the Holder not later than 11:00 a.m. (New York, New York time) on the date when due and shall be made in United States dollars in the manner provided in clauses (b) and (c) below.

(b) Subject to clause (c) below, payments of principal, premium, if any, and interest becoming due and payable on this Promissory Note shall be made at the principal office of Issuer in New York, New York. Issuer may at any time, by notice to the Holder, change the place of payment of the Notes so long as such place of payment shall be either the principal office of Issuer in New York, New York or the principal office of a bank or trust company in New York, New York.

(c) So long as Hickory or any Institutional Investor shall be a Holder of this Promissory Note, and notwithstanding anything contained in clause (b) above or elsewhere herein to the contrary, Issuer will pay all sums due on this Promissory Note for principal, premium, if any, and interest by the method and at the address as the Holder shall from time to time specify to Issuer in writing for such purpose, without the presentation or surrender of this Promissory Note or the making of any notation hereon, except that upon written request of Issuer made concurrently with or reasonably promptly after payment or prepayment in full of this Promissory Note, the Holder shall surrender this Promissory Note for cancellation, reasonably promptly after any such request, to Issuer at its principal executive office or at the place of payment most recently designated by Issuer pursuant to clause (b) above. Prior to any sale or other disposition of this Promissory Note by the Holder or any nominee of the Holder, the Holder will, at its election, either endorse hereon the amount of principal paid hereon and the last date to which interest has been paid hereon or surrender this Promissory Note to Issuer in exchange for a new Note or Notes pursuant to Section 4.2.

(d) (i) Any and all payments by Issuer under this Promissory Note shall be made free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, excluding taxes imposed on or measured by the net income of the Holder, franchise taxes, branch profits taxes imposed by the United States of America, and, in the case of a Foreign Holder, the amount of any withholding obligation that would not have arisen but for the inability or failure of such Foreign Holder to comply with the provisions of clause (iv) below unless such withholding is imposed as a result of a change in law, tax treaty or regulation occurring subsequent to the date on which such Foreign Holder originally acquired this Promissory Note (all such excluded net income taxes, franchise taxes, branch profits taxes, and withholding collectively referred to as the “Excluded Taxes”; all such non-excluded taxes, levies, imposts, deductions, charges, withholdings and liabilities being collectively referred to as “Taxes”). If Issuer shall be required by law to deduct any Taxes from or in respect of any sum payable under this Promissory Note to the Holder, (x) the sum so payable shall be increased by such amount (the “Gross-up Amount”) as may be necessary so that after making all required deductions (including deductions with respect to Taxes owed by the Holder on the Gross-up Amount) the Holder receives an amount equal to the sum it would have received had no such deductions been made, (y) Issuer shall make such deductions, and (z) Issuer shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law.

(ii) Issuer will indemnify the Holder for the full amount of Taxes (together with any Taxes or Excluded Taxes owed by the Holder applicable to the Gross-up Amount payable under clause (i) above or on the indemnification payments made by Issuer under this clause (ii), but without duplication thereof), and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes or such Excluded Taxes were correctly or legally asserted, so as to compensate the Holder for any loss, cost, expense or liability incurred as a consequence of any such Taxes. The Holder claiming indemnification shall make written demand therefor no later than one year after the earlier of (i) the date on which the Holder makes payment of such Taxes or Excluded Taxes and (ii) the date on which the appropriate Governmental Authority makes written demand on the Holder for payment of such Taxes or Excluded Taxes. Payment pursuant to such indemnification shall be made within 10 days from the date the Holder makes written demand therefor. Within 30 days after the date of Issuer’s payment of Taxes, Issuer will furnish to the Holder the original or a certified copy of a receipt evidencing payment thereof.

(iii) The obligations of Issuer contained in this Section shall survive the payment in full of the principal of, premium, if any, and interest hereunder.

(iv) Any Foreign Holder shall deliver to Issuer, at the time or times prescribed by applicable law or reasonably requested by Issuer, such properly completed and executed documentation prescribed by applicable law as will permit such payments to be made without withholding. Should a Holder be subject to withholding Tax because of the Holder’s failure to comply with the provisions of this clause (iv), Issuer shall take such steps (at the Holder’s expense) as the Holder shall reasonably request in writing to assist the Holder to recover such Tax.

(e) Subject to the definition of Interest Period, whenever any payment to be made on this Promissory Note shall be stated to be due on a day which is not a Business Day, the due date thereof shall be extended to the next succeeding Business Day and, with respect to payments of principal, interest thereon shall be payable at the applicable rate during such extension.

(f) All computations of interest and fees hereunder and under the other Notes shall be made on the basis of a year of 360 days for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest or fees are payable (to the extent computed on the basis of days elapsed).

(g) Each payment on this Promissory Note shall be accompanied by a written statement of the Issuer setting forth in detail the portion of such payment that constitutes interest, the portion of such payment that constitutes a payment of principal, and the portion of such payment that represents any other amount due hereunder.

2.5 Denominations. This Promissory Note may be in the denomination of $5,000,000 or any amount in excess thereof. At the option of the Holder, this Promissory Note may be exchanged for a Note or Notes in any other denomination or denominations permitted hereby and of a like aggregate principal amount and tenor, upon surrender of this Promissory Note to be exchanged at the principal office of Issuer. Whenever this Principal Note is so surrendered for exchange, Issuer shall issue and execute the Note or Notes which the Holder is entitled to receive.

2.6 Mitigation Obligations. If the Holder requests compensation under Section 2.2(e), or if the Issuer is required to pay any additional amount to the Holder or any Governmental Authority for account of the Holder pursuant to Section 2.4(d), then the Holder shall use reasonable efforts to designate a different office or agency for funding or booking this Promissory Note or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of the Holder, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.2(e) or 2.4(d), as the case may be, in the future and (ii) would not subject the Holder to any unreimbursed cost or expense and would not otherwise be disadvantageous to the Holder. The Issuer hereby agrees to pay all reasonable costs and expenses incurred by the Holder in connection with any such designation or assignment.

SECTION 3

EVENTS OF DEFAULT

3.1 Default. The occurrence of any of the following events shall constitute an event of default (“Event of Default”) under this Promissory Note (whatever the reason for such event and whether or not it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree, order, rule or regulation of any Governmental Authority);

(a) failure to pay any principal of any Note when due or declared due, or failure to pay any interest on any Note or any other amount payable thereunder when due or declared due and such failure to pay interest or such other amount shall continue unremedied for three or more Business Days; or

(b) any representation, warranty or certification made, deemed made or incorporated by reference herein, or in the Agreement (or in any modification or supplement hereto or thereto) by or on behalf of Issuer, or any certificate furnished to the Holder pursuant to the provisions hereof or thereof, shall prove to have been false or misleading as of the time made or furnished in any material respect; or

(c) (i) Issuer shall default in the performance of any of its obligations under Section 4.4(b) hereof or Sections 6.06, 6.07 or 6.08 of the Reference Revolver; or (ii) Issuer shall default in the performance of any of its other obligations contained herein or incorporated by reference herein from the Reference Revolver and such default shall continue unremedied for 30 days after the notice thereof to Issuer by the Holder; or

(d) the occurrence of any Event of Default (as defined in the Reference Revolver) other than those described in clause (b) or clause (c) of this Section 3.1; or

(e) Issuer or any of its Material Subsidiaries shall admit in writing its inability to, or be generally unable to, pay its debts as such debts become due; or

(f) Issuer or any of its Material Subsidiaries shall (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property, (ii) make a general assignment for the benefit of its creditors, (iii) commence a voluntary case under the Federal Bankruptcy Code (as now or hereafter in effect), (iv) file a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, winding-up, or composition or readjustment of debts, (v) fail to controvert in a timely and appropriate manner, or acquiesce in writing to, any petition filed against it in an involuntary case under the Federal Bankruptcy Code, or (vi) take any corporate action for the purpose of effecting any of the foregoing; or

(g) A proceeding or case shall be commenced, without the application or consent of Issuer or any of its Material Subsidiaries, in any court of competent jurisdiction, seeking (i) its liquidation, reorganization, dissolution or winding-up, or the composition or readjustment of its debts, (ii) the appointment of a trustee, receiver, custodian, liquidator or the like of Issuer or such Material Subsidiary or of all or any substantial part of its assets, or (iii) similar relief in respect of Issuer or such Material Subsidiary under any law relating to bankruptcy, insolvency, reorganization, winding-up, or composition or adjustment of debts, and such proceeding or case shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of 90 or more days; or an order for relief against Issuer or such Material Subsidiary shall be entered in an involuntary case under the Federal Bankruptcy Code.

3.2 Remedies.

(a) Upon the occurrence and during the continuation of an Event of Default (other than an Event of Default described in Section 3.1(f) and 3.1(g)) the Holder may, in its sole discretion, declare this Promissory Note, including, without limitation, principal, premium, if any, accrued interest and costs of collection (including, without limitation actual reasonable attorneys’ fees and disbursements if collected by or through an attorney at law or in bankruptcy, receivership or other judicial proceedings), together with any amounts payable under Section 2.2(f) hereof that would be payable in respect of a prepayment of the outstanding principal amount of this Promissory Note at such time, immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are expressly waived.

(b) Upon the occurrence of an Event of Default described in Section 3.1(f) and 3.1(g), this Promissory Note, including, without limitation, principal, premium, if any, accrued interest and costs of collection (including, without limitation, reasonable attorneys’ fees if collected by or through an attorney at law or in bankruptcy, receivership or other judicial proceedings), together with any amounts payable under Section 2.2(f) hereof that would be payable in respect of a prepayment of the outstanding principal amount of this Promissory Note at such time, shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are expressly waived.

(c) Upon the occurrence of an Event of Default and acceleration of this Promissory Note as provided in Section 3.2(a) or (b), the Holder may pursue any remedy available under this Promissory Note or available at law or in equity, all of which shall be cumulative. The order and manner in which the rights and remedies of the Holder may be exercised shall be determined by the Holder in its sole discretion.

(d) All payments with respect to this Promissory Note received by the Holder after the occurrence of an Event of Default shall be applied first, to the costs and expenses (including actual attorneys’ fees and disbursements) incurred by the Holder as a result of such Event of Default, second, to the payment of premium, if any, and accrued and unpaid interest on this Promissory Note, to and including the date of such application, third, to the payment of the unpaid principal of this

Promissory Note, and fourth, to the payment of all other amounts then owing to the Holder under this Promissory Note. No applications of the payments will cure any Event of Default or prevent acceleration, or continued acceleration, of amounts payable under this Promissory Note or prevent the exercise, or continued exercise, of rights or remedies of the Holder hereunder or under applicable law.

SECTION 4

COVENANTS

4.1 Payment of Principal and Interest. Issuer covenants and agrees for the benefit of the Holder of this Promissory Note to pay the principal of, premium, if any, and interest on this Promissory Note and all other amounts payable hereunder in accordance with the terms of this Promissory Note.

4.2 Maintenance of Office or Agency.

(a) Issuer will maintain in the City of Memphis, Tennessee, or at such other location as the Holder may reasonably agree, an office or agency (which may be Issuer’s principal executive offices) where this Promissory Note may be surrendered for exchange for a Note or Notes of different denominations and where notices or demands to or upon Issuer in respect of this Promissory Note may be served. Issuer may from time to time designate one or more other offices or agencies where this Promissory Note may be surrendered for any or all such purposes and may from time to time rescind such designation. Issuer will give prompt written notice to the Holder of this Promissory Note of any such designation or rescission and of any change of the location of any such office or agency.

(b) Issuer shall keep at its principal executive office a register for the registration and registration of transfers of Notes. The name and address of the Holder, each transfer of Notes and the name and address of each transferee of one or more Notes shall be registered in such register. Prior to due presentment for registration of transfer, the Person in whose name any Note shall be registered shall be deemed and treated as the Holder thereof for all purposes hereof, and Issuer shall not be affected by any notice or knowledge to the contrary. Issuer shall give to any Holder, promptly upon request therefor, a complete and correct copy of the names and addresses of all the Holders.

(c) Upon surrender of any Note at an office of Issuer specified in clause (a) above for registration of transfer or exchange (and in the case of a surrender for registration of transfer, duly endorsed or accompanied by a written instrument of transfer duly executed by the Holder of such Note or his attorney duly authorized in writing and accompanied by the address for notices of each transferee of such Note or part thereof), Issuer shall execute and deliver, at Issuer’s expense (except as provided below), one or more new Notes (as requested by the Holder thereof) in exchange therefor, in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note. Each such new Note shall be payable to such Person as the Holder may request and shall be substantially in the form of this Promissory Note. Each such new Note shall be dated and bear interest from the date to which interest shall have been paid thereon. Issuer may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes. Notes shall not be transferred in denominations of less than $5,000,000, provided that if necessary to enable the registration of transfer by a Holder of its entire holding of Notes, one Note may be in a denomination of less than $5,000,000.

(d) Upon receipt by Issuer of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note (which evidence shall be, in the case of Hickory or an Institutional Investor, notice from such Person of such ownership and such loss, theft, destruction or mutilation), and

(i) In the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (provided that if the Holder of such Note is a Person with a minimum net worth of at least U.S. $10,000,000, such Person’s own unsecured agreement of indemnity shall be deemed to be satisfactory), or

(ii) in the case of mutilation, upon surrender and cancellation thereof,

Issuer at its own expense shall execute and deliver, in lieu thereof, a new Note, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.

4.3 Incorporation by Reference.

(a) The provisions of Article 6 of the Reference Revolver, together with all related definitions and ancillary provisions are hereby incorporated herein by reference mutatis mutandis and shall be deemed to continue in effect for the benefit of the Holder, and the Issuer covenants and agrees with the Holder that it shall perform and observe each of the covenants as if (i) each reference therein to “Administrative Agent” or “Lenders” and similar expressions were references to the Holder, (ii) each reference therein to “Default” and “Event of Default” and similar expressions were references to “Default” or “Event of Default”, respectively, under this Promissory Note and (iii) each reference therein to “Company” were a reference to the Issuer.

(b) Any reference in this Promissory Note to the requirements of the “Reference Revolver” is a reference to the requirements of the Reference Revolver in effect on the date of this Agreement, without giving effect to any waiver, amendment, restatement or any other modification thereto or any termination thereof.

4.4 Financial Statements and Other Deliveries. Until the payment in full of the obligations arising under this Promissory Note, Issuer agrees with the Holder that Issuer shall deliver to the Holder:

(a) those financial statements, certificates and other deliveries required to be delivered pursuant to the Reference Revolver contemporaneously with the delivery thereof under the Reference Revolver (which delivery obligation, with respect to financial statements only, shall be deemed satisfied by Issuer by the filing of such statements with the Securities and Exchange Commission, if publicly available); and

(b) promptly after Issuer knows or has reason to know that a Default has occurred, a notice of such Default describing the same in reasonable detail and, together with such notice or as soon thereafter as possible, a description of the action that Issuer has taken and proposes to take with respect thereto.

4.5 Rule 144A Information. To the extent not provided under Section 4.4, the Issuer will, upon request of the Holder, provide the Holder, and any qualified institutional buyer designated by the Holder as a prospective transferee, such financial and other information as the Holder may reasonably determine to be necessary in order to permit compliance with the information requirements of Rule 144A under the Securities Act in connection with the resale of this Promissory Note, except at such times as the Issuer is subject to the reporting requirements of section 13 or 15(d) of the Exchange Act. For the purpose of this Section 4.5, the term “qualified institutional buyer” shall have the meaning specified by Rule 144A of the Securities Act.

SECTION 5

REPRESENTATIONS AND WARRANTIES

Issuer hereby represents and warrants to the Holder as of the date of the Agreement as follows:

(a) Each of the representations and warranties set forth in the Reference Revolver, other than in Section 3.11 thereof, is true and correct on and as of the date hereof, except where such representation or warranty speaks of a specific time, in which case, such representation or warranty is true and correct as of such time.

(b) None of the execution and delivery of this Promissory Note, the consummation of the transactions herein contemplated and compliance with the terms and provisions hereof will conflict with or result in a breach of, or require any consent under, the charter or by-laws of Issuer, or any applicable law or regulation, or any order, writ, injunction or decree of any court or governmental authority or agency, or any agreement or instrument to which Issuer and/or any of its Subsidiaries is a party or by which any of them is bound or to which any of them is subject, or constitute a default under any such agreement or instrument.

(c) Issuer has all necessary corporate power and authority to execute, deliver and perform its obligations under this Promissory Note; the execution, delivery and performance by Issuer of this Promissory Note have been duly authorized by all necessary corporate action on its part; and this Promissory Note has been duly and validly executed and delivered by Issuer and constitutes the legal, valid and binding obligation of Issuer, enforceable in accordance with its terms.

(d) No authorizations, approvals or consents of, and no filings or registrations with, any governmental or regulatory authority or agency are necessary for the execution, delivery or performance by Issuer of this Promissory Note or for the validity or enforceability thereof.

(e) As of the date hereof, after giving effect to the execution and delivery of this Promissory Note and the consummation of the transactions contemplated hereby, Issuer is Solvent.

(f) The proceeds of this Promissory Note will not be used to purchase Margin Stock.

(g) Except as disclosed in writing to the Issuer, the annual, quarterly and other periodic reports most recently delivered to the Payee or filed with the Securities and Exchange Commission (taken as a whole) do not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading.

(h) Schedule I hereto is a complete and correct list, as of the date of this Promissory Note, of each credit agreement, loan agreement, indenture, purchase agreement, guarantee or other arrangement (other than any such agreement, indenture, guarantee and arrangement entered into in connection with the Ponderosa, LLC and Ponderosa II, LLC financings) providing for or otherwise relating to any Indebtedness (as defined in the Reference Revolver) or any extension of credit (or commitment for any extension of credit) to, or guarantee by, the Issuer or any of its Material Subsidiaries the aggregate principal or face amount of which equals or exceeds (or may equal or exceed) $150,000,000 and the aggregate principal or face amount outstanding or which may become outstanding under each such arrangement is correctly described in Schedule I.

SECTION 6

MISCELLANEOUS

6.1 Usury. It is the intent of Issuer and the Holder not to violate any federal or state law, rule or regulation pertaining either to usury or to the contracting for or charging or collecting of interest, and Issuer and the Holder agree that, should any provision of this Promissory Note or any act performed hereunder violate any such law, rule or regulation, then the excess of interest contracted for or charged or collected over the maximum lawful rate of interest shall be applied to the outstanding principal indebtedness due to the Holder by Issuer under this Promissory Note.

6.2 Assignment. Subject to the following sentence, the Holder may assign, sell, transfer or pledge this Promissory Note without the consent of Issuer, and any reference herein to the Holder shall be treated as a reference to any such assignee, purchaser, transferee or pledgee. Unless an Event of Default under this Promissory Note or an event of default under the Financing has occurred, the Holder shall not transfer this Promissory Note unless the transferee has provided a representation that (a) no assets of (i) an employee benefit plan subject to title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) a plan described in section 4975(e)(i) of the Code, (iii) an entity whose underlying assets are deemed to include assets of any such employee benefit plan or plan, or (iv) a governmental or church plan that is subject to any federal, state, local, or foreign law or regulation that is substantially similar to section 406 of ERISA or section 4975 of the Code (“Similar Law”), have been used to purchase this Promissory Note or any interest therein; or (b) the purchase and holding of this Promissory Note or any interest therein by the holder are exempt from the prohibited transaction restrictions of ERISA and the Code or any similar provision of Similar Law, as applicable, pursuant to one or more prohibited transaction statutory or administrative exemptions. Issuer may not assign or otherwise transfer its obligations with respect to this Promissory Note without the prior written consent of the Holder.

6.3 Absolute Obligation. The obligation of Issuer to pay the principal balance hereof to the Holder shall be absolute and unconditional, and Issuer shall make such payment without abatement, diminution or deduction regardless of any cause or circumstances whatsoever, including, without limitation, any defense, setoff, recoupment or counterclaim which Issuer may have or assert against the Holder or any other person.

6.4 Waiver. ISSUER WAIVES PRESENTMENT AND DEMAND FOR PAYMENT, NOTICE OF DISHONOR, PROTEST AND NOTICE OF PROTEST OF THIS PROMISSORY NOTE, AND ALL OTHER NOTICES IN CONNECTION WITH THE DELIVERY, ACCEPTANCE, PERFORMANCE, DEFAULT OR ENFORCEMENT OF THIS PROMISSORY NOTE.

6.5 Amendments.

(a) This Promissory Note may be amended, and the observance of any term hereof may be waived (either retroactively or prospectively), with (and only with) the written consent of Issuer and the Holder.

(b) Issuer will provide the Holder (irrespective of the amount of Notes then owned by it) with sufficient information, sufficiently far in advance of the date a decision is required, to enable the Holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions of the Notes. Issuer will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to the provisions of this Section 6.5 to the Holder promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the applicable Holders of Notes.

(c) Issuer will not directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security, to any Holder of Notes as consideration for or as an inducement to the entering into by any such Holder of any waiver or amendment of any of the terms and provisions of any Note unless such remuneration is concurrently paid, or security is concurrently granted, on the same terms, ratably to each Holder of Notes then outstanding even if such Holder did not consent to such waiver or amendment.

(d) No amendment or waiver of the terms of this Promissory Note will extend to or affect any obligation, covenant, agreement or Event of Default not expressly amended or waived or impair any right consequent thereon. No course of dealing between Issuer and the Holder of any Note nor any delay in exercising any rights under any Note shall operate as a waiver of any rights of the Holder.

6.6 Reimbursement. Issuer hereby agrees to pay or reimburse the Holder for all reasonable costs, expenses or losses incurred by the Holder in connection with the collection or enforcement of the provisions hereof or of its rights in connection with this Promissory Note (whether or not any formal action or proceeding is commenced), including, but not limited to, the entire amount of legal or collection fees and disbursements incurred by the Holder.

6.7 Construction. Should any part or provision of this Promissory Note require judicial interpretation, Issuer and the Holder agree that the court interpreting such part or provision shall not apply a presumption that the terms hereof shall be more strictly construed against one party by reason of the rule of construction that a document is to be more strictly construed against the party that itself or through its agent prepared the same, it being agreed that Issuer and the Holder have both participated in the preparation of this Promissory Note.

6.8 Severability. If any part or provision contained in this Promissory Note shall be invalid or unenforceable under applicable law, then such part or provision shall be ineffective only to the extent of such invalidity (without in any way affecting the remaining parts of such part or provision or the other parts or provisions of this Promissory Note).

6.9 No Release. The rights, powers and remedies provided to the Holder herein are cumulative and not exclusive of any right, power or remedy provided at law or in equity. Failure or forbearance of the Holder to exercise any right hereunder or otherwise granted at law or equity shall not affect or release Issuer from its liability hereunder and shall not constitute a waiver of such right unless so stated by the Holder in writing and then only in the specific instance and for the specific purpose given.

6.10 Binding Effect. The Promissory Note shall inure to the benefit of the Holder and its successors and assigns, and shall be binding upon Issuer, its permitted successors and assigns.

6.11 Governing Law. THIS NOTE WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS (OTHER THAN GOL § 5-1401 OR ANY SUCCESSOR PROVISION).

6.12 Consent to Jurisdiction. Issuer and, by its acceptance of this Promissory Note, the Holder agree that any and all actions arising under or in respect of this Promissory Note may be litigated in any federal or state court of competent jurisdiction located in the State of New York. Each of Issuer and the Holder irrevocably submits to the personal and non-exclusive jurisdiction of such courts for itself and in respect of its property with respect to such action. Issuer and the Holder each agree that venue would be proper in any of such courts, and hereby waive any objection that any such court is an improper or inconvenient forum for the resolution of any such action. Issuer and the Holder further agree that the mailing by certified or registered mail, return receipt requested, to the addresses specified for notice in the Agreement of any process or summons required by any such court shall constitute valid and lawful service of process against it, without the necessity for service by any other means provided by statute or rule of court.

6.13 Time. Time is of the essence under this Promissory Note.

6.14 WAIVER OF JURY TRIAL. ISSUER HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS PROMISSORY NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). ISSUER CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF HOLDER HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT HOLDER WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER.

[signature page follows]

IN WITNESS WHEREOF, Issuer has executed this Promissory Note on December 7, 2006.

INTERNATIONAL PAPER COMPANY

By:	/s/ Errol A. Harris
Name:	Errol A. Harris
Title:	Vice President and Treasurer

SCHEDULE I

List of all debt instruments or facilities described in Section 5(h) with outstanding balances or commitments of at least $150,000,000 as of September 30, 2006.

Indentures

Issue	Principal Amount as of September 30, 2006
$1000MM 6.75% LTN DUE 2011	$768,634,000

5.85% $1 BILLION NOTE	$802,771,000

$700M 5.3% NOTE DUE 2015	$451,588,000

$600MM NOTE DUE 2010	$414,350,000

4.25% NOTES DUE 1/15/2009	$407,115,000

5.5 % NOTES DUE 1/15/2014	$351,301,000

$300M 3.8% NOTE DUE 2008	$288,085,000

$400MM NOTE DUE 2016	$281,120,000

7.2% DEBENTURES DUE 2026	$200,000,000

7 5/8% NOTES DUE 2007	$198,000,000

6-7/8% NOTES DUE 2023	$190,000,000

7.35% DEBENTURES DUE 2025	$174,995,000

Bank Facility

$500MM Credit Facility Due 2007

$1,500MM Credit Facility Due 2011

EUR500MM IPISAS Credit Facility Due 2009	EUR500,000,000

USD700MM IPI Luxembourg Credit Facility Due 2010	$700,000,000

$1B Receivable Securitization Due 2009	$700,000,000